Notice to ASX/LSE Changes to dividend declaration currency and 2024 interim dividend timetable 26 July 2024 Rio Tinto determines its dividends in US dollars, our reporting currency. Historically, Rio Tinto has announced this US dollar amount, as well as the dividend per share in pounds sterling for Rio Tinto plc shareholders and in Australian dollars for Rio Tinto Limited shareholders. However, following changes to Rio Tinto Limited’s constitution approved by shareholders in 2024, Rio Tinto now intends to declare and announce its dividends in US dollars only. Shareholders will continue to have the ability to elect to receive their dividends in pounds sterling, Australian dollars and New Zealand dollars. Payments in these currencies will now be converted from US dollars based on currency conversion rates seven business days prior to the payment date and will be announced to the market on the following business day. Shareholders will also now have the ability to receive their dividends in US dollars at the declared amount.1 Set out below is the updated 2024 interim dividend timetable reflecting the changes to our dividend payment approach. This information replaces the 2024 interim dividend dates set out in the Key Dates announcement released to the ASX and the LSE on 29 November 2023. Date Event 2024 Interim dividend 31 July 2024 2024 half year results announcement. Interim dividend is determined and declared in US dollars 15 August 2024 Rio Tinto plc and Rio Tinto Limited ordinary shares quoted “ex-dividend”2 16 August 2024 Record date 5 September 2024 Final date for elections under the Rio Tinto plc and Rio Tinto Limited Dividend Reinvestment Plans and for payment currency elections to receive dividends in US dollars, pounds sterling, Australian dollars or New Zealand dollars3 17 September 2024 Currency conversion date: Pounds sterling, Australian dollar, and New Zealand dollar equivalent dividend payment amounts determined 26 September 2024 Payment date 1. Shareholders who wish to receive their dividends in US dollars are required to submit their elections, including direct credit details for a US dollar denominated bank account, by 5 September 2024. 2. Effective 28 May 2024, under the US Security Exchange Commission (SEC) rules, the trade settlement cycle for our ADRs will change from T+2 to T+1. The ex-dividend date and record date will become the same for regular ex- dividend date processing of our ADRs. 3. In the absence of updated payment currency elections being received by the share registrars by 5 September 2024, 2024 interim dividend payments will be made as per existing payment elections on record. LEI: 213800YOEO5OQ72G2R82 Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State. EXHIBIT 99.13

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com